SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBITS

Exhibit Number

99.1	Circulars on

(1) Reduction of Registered Capital and Amendments to The Articles of Association;

(2) Authorization to the Board to Repurchase Domestic Shares and/or Overseas Listed Foreign Shares of the Company;

(3) Election of Non-Independent Directors of the Eleventh Session of the Board;

(4) Election of Independent Directors of the Eleventh Session of the Board;

(5) Election of Non-Employee Representative Supervisors of the Eleventh Session of the Supervisory Committee;

(6) Notice of Annual General Meeting; and

(7) Notice of H Shareholders Class Meeting

99.2	Notice of 2022 Annual General Meeting

99.3	Notice of the First H Shareholders Class Meeting for 2023

99.4	Form of Proxy for the 2022 Annual General Meeting and Any Adjournment Thereof

99.5	Form of Proxy for the First H Shareholders Class Meeting for 2023

99.6	Notification Letter to Shareholders

99.7	Notification Letter to No-registered Holders

Disclaimer—Forward-Looking Statements

We may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully under the section titled “Item 3. Key Information—C. Risk Factors” in our most recent annual report on Form 20-F filed on April 26, 2023, and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 30, 2023	By:	/s/ Wan Tao
	Name:	Wan Tao
	Title:	Chairman of the Board of Directors

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